CORRESP

January 24, 2006

Terry French
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549

RE:      Techlabs, Inc.
         File No. 000-26233
         Form 8-K filed January 12, 2006
         Item 4.01

Dear Mr. French:

Techlabs, Inc. (the "Company") is in receipt of your comment letter dated January 13, 2006, and submits the following responses to your comments along with the filing of an amendment to the Form 8-K incorporating these responses:

1.) This amendment indicates that there were no disagreements with the former accountant during the two most recent identified fiscal years and through the identified termination date.

2.) At least one (1) business day prior to the filing of this amendment the Company provided its former accountant with a copy of the disclosures in this amendment and requested that the former accountant furnish a letter to the Securities and Exchange Commission stating whether or not it agrees with the disclosures made by the Company in this amendment. The former accountant's letter was not received by the Company prior to the filing of this amendment. The Company will file such letter furnished by the former accountant as Exhibit 16 to this Form 8-K by further amendment within two (2) business days of its receipt as required by Item 304(a)(3) of Regulation S-B.

As requested in your comment letter, the Company hereby acknowledges:

a.) That it is responsible for the adequacy and accuracy of the disclosure in the filing;

b.) That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is anticipated that this amendment and the information provided herein sufficiently addresses the issues raised in your comment letter. If you require any further information, please contact our counsel in this matter, Joel Bernstein, at 305-858-7300.

                                        Yours very truly,

                                        TECHLABS, INC.

                                        By: Jayme Dorrough
                                            President